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                          May 18, 2021

       Luke D   Angelo
       Chief Executive Officer
       AppTech Corp.
       5876 Owens Avenue
       Suite 100
       Carlsbad, California 92008

                                                        Re: AppTech Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 16,
2021
                                                            File No. 333-253160

       Dear Mr. D   Angelo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology
       cc:                                              Andrew M. Tucker, Esq.